UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Wednesday, 02.22.2006	2005 Earnings Results

Banco Bradesco posted Net Income of R$ 5.514 billion in 2005 (equivalent to EPS of R$ 5.63), compared to the R$ 3.060 billion Net Income recorded in 2004 (equivalent to EPS of R$ 3.22), an 80.2% increase. Return on Average Stockholder’s Equity (ROAE) stood at 32.1% in 2005 (22% in 2004). Net income in 4Q05 amounted to R$ 1.463 billion, which represents a 35.3% annualized ROAE (36.5% in 3Q05). Total Assets reached R$ 208.7 billion, with a R$ 23.8 billion or 12.8% increase in 2005 and R$ 6.8 billion or 3.4% increase in 4Q05.

In 2005, 32% of Bradesco’s Net Income was originated by Loans, 29% by Insurance, Pension Plans and Savings Bonds, 26% by Fee Income and 12% by Securities.

Adjusted Net Interest Income reached R$ 16.548 billion, up by 25.1% in the year, and by 6.1% in the quarter (4Q05 vs. 3Q05). Fee Income grew by R$ 1.525 billion in the year or 26.2%, totaling R$ 7.349 billion. In the quarter, Fees expanded by R$ 92 million, or 4.8%, reaching R$ 2.010 billion.

Bradesco’s Efficiency Ratio for the accumulated 12-month period continues to present a constant improvement, standing at 55.5% in December 2004, 48.1% in June 2005, 45.7% in September 2005 and, finally, 44.8% in December 2005.

Bradesco’s Market Capitalization as of December 31, 2005 reached R$ 64.7 billion, corresponding to a 126.6% jump in the year and to a 25.4% increase in the quarter, variations significantly higher than the Ibovespa’s which during the same period evolved by 27.7% and 5.9%, respectively.

According to Bradesco’s CEO, Mr. Márcio Artur Laurelli Cypriano, “2005 recorded the highest Net Income of the Bank’s 62-year-old history. I would highlight the strong growth of our loan portfolio, the consolidation of our customer segmentation process, Grupo Bradesco de Seguros (Insurance Activities)’ better performance and the strong cost control as the main drivers for this result. Our stockholders will have received more thanR$ 1.8 billion as Interest on Own Capital and Dividends and our market value will have surpassed the R$ 64.7 billion landmark, more than doubling from last year’s.”

Investor Relations
Jean Philippe Leroy	-	55	11	3684.9229
Édina Rosária dos Santos	-	55	11	3684.9302
Fábio Romanin	-	55	11	3684.5310
Alícia de Sichero Pallares	-	55	11	3684.2086
		www.bradesco.com.br/ir

Loan Portfolio

The Loan Portfolio, including Sureties and Guarantees, reached the R$ 90.8 billion mark, up by 28% in the year and by 8.2% q-o-q.

Loans, not including Sureties and Guarantees, reached R$ 81.1 billion, increasing by R$18.3 billion or 29.2% y-o-y and by R$5.9 billion or 7.8% q-o-q.

Loans to Individuals have recorded a R$ 12 billion growth, or 56.8%, in the year, and a R$ 2.6 billion growth, or 8.6%, in the quarter, mostly originated by higher demand for Direct Credit, Auto Loans and Finances of Goods, due to improvements in the Brazilian economy, the rise of wages, the unemployment rate decrease, as well as the reflection of operating agreements reached with retailers.

Loans to Corporates grew R$ 6.3 billion, or 15.2% in the year, mostly in Working Capital, BNDES Onlending, Overdraft and Vehicle Financing operations, in line with the expected increase in sales, considering the observed economic recovery. In the quarter, the growth was of R$ 3.3 billion, or 7.3%, with the main increases recorded in BNDES Onlending, Working Capital and Rural Loan operations, as well as the US Dollar denominated portfolios, due to the US Dollar appreciation recorded in the quarter.

SMEs have been gradually expanding their loan demand, recording a 24.8% increase in the Loan Portfolio y-o-y, and an 8.5% increase q-o-q. Referring to Large Corporates, a 7.3% increase in the Loan Portfolio was recorded y-o-y, while in the q-o-q the increase was of 6.1%, also led by the fx impact observed in the period. In addition, it is worth mentioning that 87.6% of Sureties and Guarantees operations derive from Large Corporates.

Loan Portfolio by type of customer:

Asset Quality:

Regarding our Asset Quality, AA-C rated operations accounted for 93.2% of the Loan Portfolio in December 2005 (92.3% in December 2004), evidencing the continuous asset quality improvement. The Financial System showed in the same period of analysis an 88.8% ratio (89.7% in 2004), while private banks presented 92% and 92.3%, respectively.

The balance of Allowance for Loan Losses (PDD) amounted to R$ 5 billion, corresponding to 6.1% of the Loan Portfolio, R$ 4 billion of which were required and R$ 1 billion were additional provisions.

The coverage ratio, which compares the total balance of Loan Loss Provisions to the Loan Portfolio balance overdue for more than 59 days, which do not accrue interest, stood at 183.5% .

2

Deposits, Debentures and Technical Reserves

In the chart below we highlight the evolution of deposits and debentures on an y-o-y and q-o-q analysis:

	R$ billion			Variation
	Dec/05	Sep/05	Dec/04	q-o-q	y-o-y
Demand deposits	16.0	14.8	15.3	8.0%	4.3%
Savings deposits	26.2	24.8	24.8	5.7%	5.7%
Time deposits	32.8	31.3	28.4	5.0%	15.4%
Other	0.4	0.2	0.1	-	-
Subtotal	75.4	71.1	68.6	6.1%	9.9%
Debentures	14.3	9.7	3.5	48.0%	305.3%
Total	89.7	80.8	72.1	11.1%	24.3%
Note: Debentures issued by Bradesco Leasing.

We also highlight the volume of Technical Reserves for Insurance, Private Pension Plans and Savings Bonds, reflecting Grupo Bradesco de Seguros e Previdência’s leadership in product sales, as well as its conservative provisioning criteria, as follows:

	R$ billion			Variation
	Dec/05	Sep/05	Dec/04	q-o-q	y-o-y
Private Pension Plans	33.9	31.6	28.1	7.1%	20.4%
Insurance	4.9	4.5	3.5	8.2%	38.0%
Savings Bonds	2.1	2.1	2.0	0.2%	5.8%
Total	40.9	38.2	33.6	6.9%	21.4%

Capital

Bradesco’s Stockholders’ Equity in December 2005 totaled R$ 19.409 billion and the Reference Stockholders’ Equity reached R$ 25.7 billion. Thus, the Capital Adequacy Ratio (BIS) reached 15.2% in consolidated figures. Considering that the minimum requirement in Brazil is 11%, Bradesco’s potential to expand its Loan Portfolio is of R$ 64.8 billion.

Asset Management

Total Assets under Management reached R$ 121.2 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up by 21.6% y-o-y and by 5.7% q-o-q, as follows:

Total Assets under Management – R$ million
	2005		2004
	December	September	December
Investment Funds	107,540	101,697	86,253
Managed Portfolios	8,162	7,782	8,243
Third-Party Funds	5,480	5,177	5,144
Total	121,182	114,656	99,640

Assets Distribution – R$ million
	2005		2004
	December	September	December
Investment Funds – Fixed Income	104,183	98,387	83,441
Investment Funds – Variable Income	3,357	3,310	2,812
Investment Funds – Third-Party Funds	5,103	4,922	5,066
Subtotal	112,643	106,619	91,319
Managed Portfolios – Fixed Income	6,340	5,996	5,922
Managed Portfolios – Variable Income	1,822	1,786	2,321
Managed Portfolios – Third-Party Funds	377	255	78
Subtotal	8,539	8,037	8,321
Total Fixed Income	110,523	104,383	89,363
Total Variable Income	5,179	5,096	5,133
Total Third-Party Funds	5,480	5,177	5,144
Total	121,182	114,656	99,640

Adjusted Net Interest Income

For a better analysis, the Net Interest Income was adjusted by the effect of the sale of investments and hedge of investments abroad, is shown in the following table:

In R$ million

	12M05	12M04	Variation	4Q05	3Q05	Variation
Reported NII	17,281	13,231	4,050	4,429	4,498	(69)
( - ) Sale of Belgo Mineira	(327)	-	(327)	-	-	-
( - ) Hedge/Exchange Variation	(406)	-	(406)	174	(161)	335
Adjusted NII	16,548	13,231	3,317	4,603	4,337	266

% Adjusted by Average Assets	8.4	7.5	9.3	9.0
* For further details see page 63 of the Report on Economic and Financial Analysis.

In the year, the R$ 3.317 billion Net Interest Income growth was due to:

  R$ 2.968 billion increase in interest income operations, caused by higher business volumes; and
  R$ 349 million increase in non-interest income, mainly as a result of higher Securities and Treasury gains.

In the quarter, the R$ 266 million increase was originated by:

  R$ 253 million increase in interest income operations, in view of higher average business volumes; and
  R$ 13 million increase in non-interest income.
Provision for Loan Losses (PDD)

In the year, the R$ 465 million or 22.8% increase is consistent to the performance of Bradesco’s loan portfolio, which grew by 29.2%, especially in the Individual segment with a 56.8% growth.

In the quarter, the R$ 230 million growth was influenced by the extraordinary reversal of R$ 166 million in 3Q05, as well as by the constitution of additional provisions of R$ 6 million in 3Q05 and of R$ 62 million in 4Q05, as follows.

In R$ million
	4Q05	3Q05	Variation
Regular Allowance for Loan Losses	708	700	8

Extraordinary Provision Reversion	-	(166)	166
Additional Provision	62	6	56

Reported Allowance for Loan Losses	770	540	230

Excluding these effects, PDD expenses in the 4Q05 would be of R$ 708 million, recording an R$ 8 million or 1.1% growth, well below the loan portfolio, which increased by 7.8% in the quarter.

Fee Income

The increase in this income was due to:
  increase in the operations volume;
  customer base increase; and
  improved cross-selling as a consequence of the segmentation process.

In the year, the R$ 1.525 billion growth is mainly due to the increase in the following fees:

  Loan Operations - R$ 455 million;
  Checking Account - R$ 394 million;
  Cards - R$ 225 million;
  Asset Management - R$ 160 million;
  Collection - R$ 89 million; and
  Consortium - R$ 61 million.

In the quarter, the R$ 92 million variation was originated by increase in the following fees:

  Checking Account - R$ 34 million;
  Cards - R$ 36 million; and
  Loan Operations - R$ 14 million.

Personnel Expenses

In the year, the R$ 343 million variation was due to the:

  increase in payroll, resulting from the 2004 collective bargaining agreement (8.5%), benefits and others, totaling R$ 306 million;
  effect of the 2005 collective barganing agreement (6%), totaling R$ 87 million;
  increased payment of bonus – lump-sum payment of R$ 60 million;
  higher employee profit sharing expenses of R$ 105 million;
  lower severance and labor provision expenses of R$ 47 million;
  lower expenses with synergies obtained in administrative processes, in the estimated amount of R$ 168 million.

In the quarter, the R$ 122 million decrease was a result of:

  payment of bonus – lump-sum payment of R$ 103 million, provisioned in the 3Q05;
  lower employee profit sharing expenses of R$ 16 million;
  lower severance and labor provision expenses R$ 20 million; and
  increase in payroll, resulting from the 2005 collective barganing agreement (6%) in September 2005.

Other Administrative Expenses

In the year, the R$ 205 million variation was mostly due to the:

  increase in Third-Party Services Expenses in the amount of R$ 174 million, in line with the business volume growth, as well as investments in the improvement and optimization of the IT platform.

In the quarter, the R$ 168 million increase was due to higher expenses with:

  Advertising, summing up to R$ 124 million, mainly by larger investments in the “Bradesco Completo” and “Finasa” marketing campaigns;
  Depreciation and Amortization of R$ 26 million; and
  Data processing of R$ 7 million.
Performance Indexes

Operating Efficiency Ratio:

Reflecting the focus on personnel and administrative expenses, as well as the increase on several income sources, we present the continued improvement in this ratio below:

Coverage Ratio:

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses), has been improving over the last quarters, as follows.

Insurance, Private Pension Plans and Savings Bonds

This segment reported Net Income of R$ 1.597 billion in the year (R$ 888 million in 2004) and of R$ 372 million in the quarter (R$ 425 million in the previous quarter).

In the Auto Segment, premiums increased by 22.3% y-o-y, attesting the success of the underwriting policy in line with each customer characteristic (named Profile). Bradesco’s Auto Insurance market share reached 17.5%, thus maintaining the leadership in the segment.

Basis Lines, with a priority focus on Mass Insurance, particularly Home Insurance, which presents low claims ratio, reached nearly 800 thousand insured homes.

In the Life Segment, in which Bradesco maintains leadership with a 16% market share, we emphasize low-ticket products, especially the products “Vida Máxima Mulher Bradesco“ (Life Insurance for Women) and “Vida Segura Bradesco“ (Bradesco Safe Life), aiming at reaching lower income classes.

Considering Pension Plans, Bradesco still keeps the strategy of increasing PGBL and VGBL products sales. This segment’s market share reached 37.5%, maintaining the leadership in the segment.

In the Savings Bonds segment, the portfolio profile was maintained, despite the increase in monthly payment bonds.

6

Bradesco Saúde (Bradesco Health) presented in the year, a loss of R$ 210 million, compared to R$ 17 million in the previous year, in line with extraordinary provision in the amount of R$ 324 million. The Company continues prioritizing sales of Corporate Plans, which have been accounting for nearly 73% of the health segment sales. The growth in the number of insured customers in this segment reflects the Company’s high level of specialization and tailor-made services in Corporate Insurance, which is currently the greatest differential in the Brazilian Supplementary Health market. Nearly 12 thousand companies in Brazil chose Bradesco Saúde, and 31 out of the 100 largest companies are our customers.

Premiums from Insurance, Private Pension Plans and Savings Bonds amounted to R$ 16.8 billion in 2005, vis-à-vis R$ 15.4 billion in 2004, accounting for a 9.3% growth.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds reached the amount of R$ 40.9 billion, representing a 37.9% market share.

Highlights of the IR Area

The Investor Relations website was granted, for the third consecutive year, with the TOP 5 Award from Latin American IR Global Rankings, based on technical criteria, and evaluated by a committee composed by MZ Consult’s analysts, and certified by Linklaters and KPMG professionals. In addition, the Area was also awarded, based on technical criteria, with the TOP 5 Award regarding its quarterly results disclosure process.

Highlights of the Quarter
  Bradesco addressed to the United Nations a confirmation that it is joining the Global Compact principles, by assuming a commitment to conduct its activities with a view to contributing to the development of a more inclusive and sustainable economy, expanding its performance in the social-environmental scope.

  On December 1st , Bradesco’s stocks were selected to be listed on the Bovespa’s Corporate Sustainability Index – ISE, which reflects the return of a portfolio comprised by stocks of a select group of 28 Brazilian companies recognized by their best practices regarding financial- economic, social, environmental and corporate governance.

  On December 21, the acquisition of control of Banco do Estado do Ceará S.A. – BEC, in an auction held at the São Paulo Stock Exchange – BOVESPA, under the scope of the National Privatization Program. BEC’s network, with 70 branches, 14 mini brances and 118 ATMs, and its total assets amounting to R$ 1.879 billion, shall be integrated to Bradeco’s Financial Statements as from 1Q06. Through this acquisition, Bradesco broadens its presence in the State of Ceará and confirms its optimism and partnership with the country’s economic development.

  On December 22, Bradesco reached a strategic partnership with Banco Espírito Santo – BES, the second largest Portuguese bank, to provide remittance services from Portugal to Brazil, for the more than 100 thousand Brazilians living and working in Portugal, also allowing the opening of checking accounts, which will also provide them with access to several financial services, such as debit card, savings accounts and life insurance.
Subsequent Events
  On February 6, a partnership with Lojas Esplanada/Otoch, one of the largest retailers in the Northeast, was reached, for the management of a Private Label Esplanada Credit Card and Otoch Card, which currently counts on 2.3 million customers. This partnership also considers the sale of Bradesco’s products and services for the cardholders.

  Also in February 2006, Banco Bradesco announced the creation of a new subsidiary, Banco Bradesco de Investimento (BBI). The goal is to focus and develop new niches in activities related to the domestic and international capital markets, regarding business structuring, origination, asset distribution and management and flows of receivables from clients. BBI will be responsible for the management and generation of results of the following areas, which up to now were under Bradesco’s structure: Capital Markets Department, Bradesco Asset Management (Bram), Bradesco Corretora (Brokerage House), Bradesco Securities (Broker Dealer in New York) and Bradesco Private Banking.

NOTE: The complete version of the Financial Statements, as well as the Report on Economic and Financial Analysis as of December 31, 2005 are available at our website ( www.bradesco.com.br/ir) in Portuguese, English and Spanish version.

7

CONFERENCE CALL INFORMATION

Date: Thursday, February 23, 2006

Portuguese	English
9:30 am (São Paulo time) 7:30 am (US EST time) Brazil (55-11) 4613-0501 International (55 11) 4613-4525 Code: Bradesco	11 am (São Paulo time) 9 am (US EST time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (55 11) 4613-0502 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow.
Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from February 23 to March 6, 2006, at the phone numbers (55 11) 4613-4532 for Portuguese, conference call code: 235 and (55 11) 4613-4532 for English, conference code 461. Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	12M05	12M04	4Q05	3Q05
USD Commercial Rate	(11.82)	(8.13)	5.33	(5.45)
IPCA	5.69	7.60	1.67	0.77
CDI	19.00	16.20	4.31	4.74
Selic (closing)	18.00	17.75	18.00	19.50
USD Commercial Rate (closing) – in R$	2.3407	2.6544	2.3407	2.2222

Macroeconomic Scenario

In %	2006	2007	2008
IPCA	4.42	4.46	4.5
Selic (closing)	14.5	13.0	12.5
GDP	3.8	4.1	4.08
USD Commercial Rate (closing) - in R$	2.20	2.30	2.38

8

MAIN FIGURES AND INDEXES

In R$ Million	12M05	12M04%		4Q05	3Q05%
Net Income	5,514	3,060	80.2	1,463	1,430	2.3
Earnings per Share (R$) (*)	5.63	3.22	74.8	1.49	1.46	2.1
Book Value per Stock (R$) (*)	19.82	16.03	23.6	19.82	18.63	6.4

ROAE (Annualized)	32.1	22.0	-	35.3	36.5	-
ROAA (Annualized)	2.8	1.7	-	2.9	2.9	-

Net Interest Income –Reported	17,281	13,231	30.6	4,429	4,498	(1.5)
Net Interest Income - Adjusted	16,548	13,231	25.1	4,603	4,337	6.1
Fee Income	7,349	5,824	26.2	2,010	1,918	4.8
Personnel and Administrative Expenses	(10,454)	(9,906)	5.5	(2,800)	(2,754)	1.7

Total Assets	208,683	184,926	12.8	208,683	201,913	3.4
Loan Portfolio	81,130	62,788	29.2	81,130	75,244	7.8
Sureties and Guarantees	9,630	8,100	18.9	9,630	8,673	11.0
Provision for Loan Losses
	(4,959)	(4,145)	19.6	(4,959)	(4,647)	6.7
Deposits	75,406	68,643	9.9	75,406	71,095	6.1
Subordinated Debts	6,719	5,972	12.5	6,719	6,499	3.4
Technical Reserves	40,863	33,669	21.4	40,863	38,235	6.9
Stockholders’ Equity	19,409	15,215	27.6	19,409	18,262	6.3

In %
Efficiency Ratio	44.8	55.5	-	46.0	44.4	-
Efficiency Ratio (**)	44.8	55.5	-	44.8	45.7	-
Expanded Combined Ratio	89.8	98.3	-	91.8	86.9	-
BIS Ratio	17.3	18.8	-	17.3	17.7	-
(Economic-Financial Consolidated)
(Total Consolidated)	15.2	16.1	-	15.2	15.5	-
Fixed Asset Ratio	45.3	38.0	-	45.3	42.8	-
(Economic-Financial Consolidated)
(Total Consolidated)	16.7	23.3	-	16.7	18.4	-

In R$ Million	12M05	12M04%		4Q05	3Q05%
Interest on Own Capital/Dividends	1,881	1,325	42.0	344	612	(43.8%)
Total Stock (in Thousand) (*)	979,389	948,866	3.2	979,389	980,456	(0.1)

(*) Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus held on 11.22.2005.

(**) YTD

INCOME STATEMENTS

In R$ MIllion	12M05	12M04%		4Q05	3Q05%
REVENUES FROM FINANCIAL INTERMEDIATION	33,700	26,203	28.6	9,939	8,533	16.5

EXPENSES FROM FINANCIAL INTERMEDIATION	16,419	12,972	26.6	5,510	4,035	36.6

NET INTEREST INCOME	17,281	13,231	30.6	4,429	4,498	(1.5)

PROVISION FOR LOAN LOSSES	(2,507)	(2,042)	22.8	(770)	(540)	42.6
GROSS INCOME FROM FINANCIAL	14,774	11,189	32.0	3,659	3,958	(7.6)
INTERMEDIATION

OTHER OPERATING INCOME (EXPENSES)	(6,921)	(7,071)	(2.1)	(1,785)	(1,708)	4.5
Fee Income	7,349	5,824	26.2	2,010	1,918	4.8
Retained Premiums from Insurance, Private Pension Plans and Savings Bonds	13,647	13,284	2.7	4,304	3,546	21.4
Change in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	(2,756)	(3,964)	(30.5)	(1,319)	(739)	78.5
Claims – Insurance Operations	(5,825)	(5,159)	12.9	(1,533)	(1,463)	4.8
Savings Bonds Draws and Redemptions	(1,229)	(1,223)	0.5	(332)	(337)	(1.5)
Insurance and Private Pension Plans Selling Expenses	(961)	(867)	10.8	(264)	(244)	8.2
Private Pension Plans Benefits and Redemption Expenses	(2,582)	(2,131)	21.2	(593)	(616)	(3.7)
Personnel Expenses	(5,312)	(4,969)	6.9	(1,361)	(1,483)	(8.2)
Other Administrative Expenses	(5,142)	(4,937)	4.2	(1,439)	(1,271)	13.2
Tax Expenses	(1,878)	(1,464)	28.3	(501)	(475)	5.5
Equity in Earnings of Affiliated Companies	76	163	(53.4)	7	64	(89.1)
Other Operating Income	1,097	1,198	(8.4)	300	238	26.1
Other Operating Expenses	(3,405)	(2,826)	20.5	(1,064)	(846)	25.8

OPERATING INCOME	7,853	4,118	90.7	1,874	2,250	(16.7)
NON-OPERATING INCOME	(106)	(491)	(78.4)	(69)	(10)	590.0
INCOME BEFORE TAXES AND PROFIT SHARING	7,747	3,627	113.6	1,805	2,240	(19.4)
INCOME TAX AND SOCIAL CONTRIBUTION	(2,224)	(554)	301.4	(337)	(807)	(58.2)
MINORITY INTEREST IN SUBSIDIARIES	(9)	(13)	(30.8)	(5)	(3)	66.7
NET INCOME	5,514	3,060	80.2	1,463	1,430	2.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.